SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                              SCHEDULE 13D A-1

                 Under the Securities Exchange Act of 1934

                           (Amendment No. 1) *

                          The Autoline Group, Inc.
                             (Name of Issuer)

                                Common Stock
                      (Title of Class of Securities)

                                052287108
                              (CUSIP Number)

                       Smith Consulting Services, Inc.
                        455 East 500 South, Suite 201
                         Salt Lake City, UT  84111
                             (801) 532-1742
    (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                              August 18, 2005
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











CUSIP No. 052287108

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1) Names of Reporting Persons.

    I. R. S. Identification Nos. of Above Persons (entities only)

    Smith Consulting Services, Inc.
    IRS No. 87-0638510

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2) Check the Appropriate Box if a Member of a Group (See Instructions)


      (a)

      (b) X

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3) SEC Use Only


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4) Source of Funds (See Instructions)

OO Merger.


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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)

None.

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6) Citizenship or Place of Organization

United States of America

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Number of Shares Beneficially Owned by Each Reporting Person


7)  Sole Voting Power

3,350,000
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8)  Shared Voting Power


0

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9)  Sole Dispositive Power

3,350,000

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10)  Shared Dispositive Power

0

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11) Aggregate Amount Beneficially Owned by Each Reporting Person

3,350,000


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12) Check if the Aggregate Amount in Row (11) Excludes Certain
  Shares (See Instructions)

Not applicable.

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13) Percent of Class Represented by Amount in Row (11)

8.1%

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14) Type of Reporting Person (See Instructions)

CO

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SCHEDULE 13D

ITEM  1.  SECURITY AND ISSUER.

     Common stock of The Autoline Group, Inc., 5442 South 900 East, #125, Salt Lake City, UT 84117.

ITEM  2.  IDENTITY AND BACKGROUND.

(a) Smith Consulting Services, Inc. ("S.C.S").

(b) 455 East 500 South, Suite 201, Salt Lake City, UT 84111

(c) Consulting firm.

(d) None.

(e) None.

(f) United States of America.

ITEM  3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM  4.  PURPOSE OF TRANSACTION.

Not applicable.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER.

a-b, See items 7-11, inclusive, above.

(c)  None.

(d)  None.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Securities were acquired pursuant to an Agreement and Plan of Merger that was reported in The Autoline Group, Inc. 8-K Current Report dated August 18, 2005, and which was filed with the Securities and Exchange Commission on August 25, 2005.

S.C.S. canceled to treasury 1,302,500 shares on September 12, 2005, and purchased the same number of shares pursuant to five Share Purchase Agreements, which shares are subject to a Lock-Up/Leak-Out Agreement with the following provisions:

The Shareholder shall be allowed to sell 1/12th of such Shareholder's shares of Common Stock per month during the Lock-Up/Leak-Out Period, on a non-cumulative basis, meaning that if no Common Stock was sold during one month while Common Stock was qualified to be sold, such shares of Common Stock could not be sold in the next successive month.

Except as otherwise provided herein, all Common Stock shall only be sold in "broker's transactions" and the Shareholder must comply with the "manner of sale" requirements as those terms are defined in Rule 144 of the Securities and Exchange Commission during the Lock-Up/Leak-Out Period.

An appropriate legend describing this Agreement shall be imprinted on each stock certificate representing Common Stock covered hereby, and the transfer records of ACT Holdings' transfer agent shall reflect such appropriate restrictions or a Letter Agreement must be signed by the Shareholder's broker, acknowledging the requirement to comply with this Agreement.

The Shareholder agrees that it will not engage in any short selling of the Common Stock during the Lock-Up/Leak-Out Period.

During the Lock-Up/Leak/Out Period, Autoline shall maintain its "reporting" status with the Securities and Exchange Commission; file all reports that are required to be filed by it during such period; and use its "best efforts" to ensure that the Common Stock is continually quoted for public trading on a nationally recognized medium of no less significance than the OTC Electronic Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), the NASDAQ Small Cap or a recognized national stock exchange.

S.C.S. disposed of 450,000 shares in one or more private transactions by sale and/or gift on September 13, 2005. Therefore, S.C.S. currently owns 3,350,000 shares or approximately 8.1% of the outstanding securities of the Company.


ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 09/21/05


/s/ Karl Smith
-----------------------------
Karl Smith, President
Smith Consulting Services, Inc.